Ecopetrol reports on the ordinary meetings of bondholders of domestic public debt

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) ("Ecopetrol”) reports that on May 20, 2024, the ordinary meetings for bondholders of Ecopetrol’s 2010 and 2013 local bonds were held, in accordance with the notices published on May 9, 2024 by Alianza Valores Fiduciaria S.A. and Itaú Fiduciaria Colombia S.A., as representatives of the 2010 bonds and the 2013 bonds, respectively, in a widely circulated newspaper.

Itaú Fiduciaria Colombia S.A. held the meeting for bondholders of the 2013 bonds, today at 8:00 a.m., and registered a quorum corresponding to 0.16% of the outstanding 2013 bonds.

Alianza Valores Fiduciaria S.A. held the meeting for bondholders of the 2010 bonds, today at 10:00 a.m., and registered a quorum corresponding to 5.28% of the outstanding 2010 bonds.

In accordance with article 6.4.1.1.22 of Decree 2555 of 2010, a decision to approve a statutory reform must be taken by the favorable vote of the majority of bondholders present at the meeting who also represent eighty percent (80%) of the outstanding bonds. Therefore, given that such eighty percent (80%) was not present at the meetings, a second call to approve the statutory reform approved by Ecopetrol’s shareholders on March 22, 2024, will be published tomorrow on May 21, 2024 by Alianza Valores Fiduciaria S.A. and Itaú Fiduciaria Colombia S.A. in a widely circulated newspaper.

For more information about the general conditions to attend the bondholders assemblies, please visit the following link: https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/asamblea-de-tenedores-de-bonos

Bogota D.C., May 20, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co